

02006883

ED STATES
:XCHANGE COMMISSION
ton, D.C. 20549

Uf 3-11-02

OMB APPROVAL
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III



SEC FILE NUMBER
8- 52857

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2001 (MM/DD/YY) AND ENDING 12-31-2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Westcliff Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7535 East Hampden Avenue, Suite 109

(No. and Street)

Denver	CO	80231
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gerald R. Hendricks & Company, P.C.

(Name — *if individual, state last, first, middle name*)

1333 West 120th Avenue, Suite 304 Westminster, CO 80234

(Address) (City) (State) Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15/02
SS

OATH OR AFFIRMATION

I, ______ [signature] ______, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westcliff Securities, LLC, as of December 31, 192001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

Fin. Op. Prin
Title

[signature]
Notary Public



MICHELLE MITTLER
NOTARY
PUBLIC
STATE OF COLORADO

MY COMMISSION EXPIRES:
January 26, 2004

This report** contains (check all applicable boxes):

- XX (a) Facing page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- XX (e) Statement of Changes in ~~Stockholders' Equity or Partners' or Sole Proprietor's Capital.~~ Members' Equity
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Independent Auditor's Report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gerald R. Hendricks & Company, P.C.
Certified Public Accounting and Consulting



One Park Centre
1333 West 120th Avenue
Suite 304
Westminster, Colorado 80234
Phone 303.252.4700
Fax 303.252.8731

Independent Auditor's Report

To the Members
Westcliffe Securities, LLC

I have audited the accompanying statement of financial condition of Westcliffe Securities LLC (a Colorado limited liability company) as of December 31, 2001, and the related statements of income, changes in ownership equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westcliffe Securities LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information contained in the computations of net capital, basic net capital requirement and aggregate indebtedness, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gerald R. Hendricks & Company, P.C.

Westminster, Colorado
February 16, 2002

WESTCLIFFE SECURITIES, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2001

Gerald R. Hendricks & Company, P.C.
Certified Public Accounting and Consulting

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number: 3235-01
Expires: September 30, 19
Estimated average burden
hours per response . . . 12.

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [XX] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: Westcliff Securities, LLC [13]

SEC FILE NO.: 8-52857

FIRM I.D. NO.: 104395

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

7535 East Hampden Avenue, Suite 109 [20]
(No. and Street)

Denver [21] CO [22] 80231 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY)

AND ENDING (MM/DD/YY)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wesley N. Stark [30]

(Area Code)—Telephone No.: 303-226-5499

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32] [34] [36] [38]

OFFICIAL USE

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [XX]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [XX]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 28th day of February ~~19~~ 2002

Manual signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) Wesley N Stark
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Gerald R. Hendricks & Company, P.C. [70]

ADDRESS

1333 West 120th Avenue [71]	Westminster [72]	CO [73]	80234
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION [50]	REPORT DATE MM/DD/YY [51]	DOC. SEQ. NO. [52]	CARD [53]				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Westcliff Securities, LLC | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/2001 [99]
SEC FILE NO. 8-52857 [98]
Consolidated [198]
Unconsolidated [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 6,724	200			$ 6,724	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535		735		930
12. TOTAL ASSETS	$ 6,724	540	$	740	$ 6,724	940

OMIT PENNIES

(Continued)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Westcliff Securities, LLC as of 12/31/2001

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$ 0	1045	$	1255	$ 0	147
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		156
B. Other		1115		1305		154
15. Payable to non-customers		1155		1355		161
16. Securities sold not yet purchased, at market value:				1360		162
17. Accounts payable, accrued liabilities, expenses and other		1205		1385		168
18. Notes and mortgages payable:						
A. Unsecured		1210				169
B. Secured		1211		1390		170
19. E. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		171
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1(d)) of.... $ [980]						
B. Securities borrowings, at market value from outsiders $ [990]				1410		172
C. Pursuant to secured demand note collateral agreements				1420		173
1. from outsiders $ [1000]						
2. Includes equity subordination (15c3-1(d)) of.... $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 0	1230	$	1450	$ 0	1760

Ownership Equity

21. Sole proprietorship	$	1770
22. Partnership (limited partners) $ [1020])		1780
23. Corporation:		
A. Preferred stock		1791
B. Members' Equity	6,724	1792
C. Additional paid-in capital		1793
D. Retained earnings		1794
E. Total		1795
F. Less capital stock in treasury	( )	1796
24. TOTAL OWNERSHIP EQUITY	$ 6,724	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 6,724	1810

OMIT PENNIES

See notes to Financial Statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Westcliff Securities, LLC as of 12/31/2001

COMPUTATION OF NET CAPITAL

Item		Code		Code
1. Total ownership equity from Statement of Financial Condition			$ 6,724	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			6,724	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 6,724	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities— proprietary capital charges		3600		
D. Other deductions and/or charges		3610	( )	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 6,724	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736	( )	3740
10. Net Capital			$ 6,724	3750

OMIT PENNIES

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART IIA

BROKER OR DEALER Westcliff Securities, LLC as of 12/31/2001

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)		$ 0	375
12. Minimum dollar net capital requirement of reporting broker or dealer and minimimum net capital requirement of subsidiaries computed in accordance with Note (A)		$ 5,000	375
13. Net capital requirement (greater of line 11 or 12		$ 5,000	376
14. Excess net capital (line 10 less 13)		$ 1,724	377
15. Excess net capital at 1000% (line 10 less 10% of line 19)		$ 6,724	378

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		$ 0	379
17. Add:			
A. Drafts for immediate credit	$ [3800]		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ [3810]		
C. Other unrecorded amounts (List)	$ [3820]	$	383
19. Total aggregate indebtedness		$ 0	384
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ line 10)		%	385
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		%	386

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	388
24. Net capital requirement (greater of line 22 or 23)	$	376
25. Excess capital (line 10 less 24)	$	3910
26. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$	392

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Westcliff Securities, LLC

For the period (MMDDYY) from 01-01-2001 [3932] to 12/31/2001 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

		Amount	Code
REVENUE			
1. Commissions:			
	a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
	b. Commissions on listed option transactions		3938
	c. All other securities commissions		3939
	d. Total securities commissions		3940
2. Gains or losses on firm securities trading accounts			
	a. From market making in options on a national securities exchange		3945
	b. From all other trading		3949
	c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services		31,511	3975
8. Other revenue			3995
9. Total revenue		$ 31,511	4030
EXPENSES			
10. Salaries and other employment costs for general partners and voting stockholder officers		$ 24,600	4120
11. Other employee compensation and benefits			4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
	a. Includes interest on accounts subject to subordination agreements [4070]		
14. Regulatory fees and expenses		1,940	4195
15. Other expenses		16,342	4100
16. Total expenses		$ 42,882	4200
NET INCOME			
17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ (11,371)	4210
18. Provision for Federal income taxes (for parent only)			4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
	a. After Federal income taxes of [4338]		
22. Extraordinary gains (losses)			4224
	a. After Federal income taxes of [4239]		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ (11,371)	4230
MONTHLY INCOME			
23. Income (current month only) before provision for Federal income taxes and extraordinary items		$ 582	4211

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Westcliff Securities, LLC

For the period (MMDDYY) from 01-01-2001 to 12/31/2001

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

Item			Amount	Code
1. Balance, beginning of period			$ 18,095	4240
A. Net income (loss)			(11,371)	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 6,724	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Item	Amount	Code
3. Balance, beginning of period	$ None	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$ None	4330

OMIT PENNIES

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Westcliff Securities, LLC as of 12/31/2001

Exemptive Provision Under Rule 15c3-3

25. If an excemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1) — $2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k) (2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k) (2) (B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis
Name of clearing firm ______ [4335] .... [4570]

D. (k) (3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]

Total $ None [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

WESTCLIFFE SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:	
Net loss	$ (11,371)
Net decrease in cash	(11,371)
Cash at beginning of year	18,095
Cash at end of year	$ 6,724

See notes to financial statements.

1. Description of Business and Significant Accounting Policies

The Company is a registered broker-dealer organized under the laws of the state of Colorado as a limited liability company. The Company is subject to the rules and regulations of the Securities and Exchange Commission and the National Association of Securities Dealers.

Revenue Recognition

Substantially all of the Company's revenues are derived from consulting activities that are generally provided to clients on a fixed-price, fixed-time basis. Investment fees are recognized when earned.

The Company does not hold customer funds or securities.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Income Taxes

The Company has been organized as a limited liability company. As such, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes based on their respective membership percentages. There were no differences between financial and income tax reporting.

1. Description of Business and Significant Accounting Policies, continued

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sale securities and foreign currency translation adjustments, among others. During the year ended December 31, 2001, the Company did not have any components of comprehensive income to report.

2. Related Party Transaction

The Company leases office space and office personnel from an entity that is owned by several of its members. The lease is on a month-to-month basis and is cancelable by providing a thirty-day written notice. The terms of the lease requires monthly payments of $600. During the year ended December 31, 2001, the Company recorded rent expense in the amount of $3,495.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had capital of $6,724, which was $1,724 in excess of its required net capital of $5,000.

Gerald R. Hendricks & Company, P.C.
Certified Public Accounting and Consulting



One Park Centre
1333 West 120th Avenue
Suite 304
Westminster, Colorado 80234
Phone 303.252.4700
Fax 303.252.8731

To the Members
Westcliffe Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Westcliffe Securities, LLC for the year ended December 31, 2001, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or

operation of the specified internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following matter involving the accounting system and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of American Classic Financial Company for the year ended December 31, 2001, and this report does not affect my report thereon dated February 16, 2002.

> Due to the nature and size of the Company's operations, there is no effective segregation of duties between operating and recording functions. Normal internal controls and procedures for safeguarding of cash and securities possible in larger organizations are not practical in an organization of this size. The members of the Company are aware of the weakness in internal control; however, due to the size of the Company, the members do not believe it is practical to have additional accounting or bookkeeping personnel. The members informed me that they review all transactions and books of original entry.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Members and manager, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Gerald R. Hendricks & Company, P.C.

February 16, 2002